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                                      Filed by Independence Community Bank Corp.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Staten Island Bancorp, Inc.
                                                    Commission File No.: 1-13503



         Statements contained in this release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

         Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should", and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of ICBC and SIB, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of ICBC and SIB may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either ICBC or SIB may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by ICBC and SIB with the Securities and Exchange Commission from time to time. Neither ICBC nor SIB undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

         This filing may be deemed to be solicitation material in respect of the proposed merger of ICBC and SIB. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF ICBC AND STOCKHOLDERS OF SIB ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of ICBC and stockholders of SIB. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention:
Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

         ICBC, SIB and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding ICBC's directors and executive officers is available in ICBC's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on
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April 25, 2003, and information regarding SIB's directors and executive officers is available in SIB's proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

                                       ###

         The following e-mail was sent to the employees of Independence Community Bank Corp:

Dear Colleagues:

I am delighted to report an exciting development in the growth of our business. A public announcement will be made today about the merger of Independence Community Bank Corp. (ICBC) and Staten Island Bancorp (SIB).

When this transaction is completed over the next few months it will transform Independence into a $17 billion bank with 116 branches, significantly expanding our branch network and bringing many new people into our organization.

This strategic merger is a great fit for both Independence and Staten Island because we have many complementary strengths, including a rich history, a strong tradition of customer service and a close identification with our communities. The new bank will become a dominant presence in both Brooklyn and Staten Island as will benefit from a significantly expanded footprint in New Jersey. Each of us bring financial products to the new combined institution that will serve more of our clients and present many great new competitive opportunities.

Over the past few years at Independence we have pursued a dynamic business model and invested both financial and human capital to build an outstanding business. This merger is a logical extension of that strategy and presents us with exciting new opportunities to serve our clients in the marketplace.

A lot of hard work is still ahead as we begin to integrate these two organizations. I am proud of what we have been able to accomplish together over the past few years. Teamwork and a commitment to our clients and communities have created a bank that is prepared to realize the tremendous potential in this combination. More of the same spirit and dedication will be required over the days ahead as we welcome many new colleagues to the Independence Family. I know I can count on you.

Stay tuned for more details to follow.

Alan